EXHIBIT 21.01

List of Subsidiaries of

State Auto Financial Corporation

State Auto Property and Casualty Insurance Company, an Iowa corporation

Stateco Financial Services, Inc., an Ohio corporation

Milbank Insurance Company, a South Dakota corporation

Farmers Casualty Insurance Company, an Iowa corporation

State Auto Insurance Company of Ohio, an Ohio corporation

518 Property Management and Leasing, LLC, an Ohio limited liability company